

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Limited
875 Washington Street
New York, NY 10014

Re: IGTA Merger Sub Limited
Amendment No. 7 to Registration Statement on Form S-4
Filed November 13, 2024
File No. 333-276929

Dear Cheuk Hang Chow:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2024 letter.

Amendment No.7 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet, page 162

1. We note your response to prior comment 4. Please tell us the conversion rate used to convert the $2,061,000 due to Sponsor into 240,000 PubCo Ordinary Shares. To the extent the conversion rate differs from the $10.00 conversion rate used in other transactions, please explain why and revise to disclose.

Exhibits

2. Please revise to include Adeptus Partners, LLC's consent for the inclusion of their report with respect to the audit of IGTA Merger Sub Limited.

General

3.   Please revise the Use of Certain Terms disclosures for the Yorkville Financing and Yorkville Promissory Note to include a comprehensive discussion of the repayment and conversion terms for such Notes. Similar revisions should be made elsewhere throughout the filing where you discuss this financing arrangement.

4.   We note that you are seeking to extend your termination date to December 13, 2024, a date which is 36 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 13, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered "covered securities." Please also address the impact of the provision in the Business Combination Agreement that the agreement may be terminated if IGTA's common stock becomes delisted from Nasdaq and is not relisted on the Nasdaq or the New York Stock Exchange within 60 days after such delisting.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Ted Paraskevas